May 8, 2008
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall

Re:	J & J Snack Foods Corp. Annual Report on Form 10-K Filed December 12, 2007 Schedule 14A Filed December 12, 2007 Response letter dated March 13, 2008 File No. 0-14616
Dear Mr. Schwall:
     This is in response to your letter dated April 30, 2008. Our responses are keyed to your comments:
Form 10-K for the Fiscal Year Ended September 29, 2007
Executive Compensation Objectives
1.	We note in your response number 4 that you indicate that your Compensation Committee “reviews reports of compensation of 100 local Philadelphia companies.” Explain to us how the Committee “reviews” that information. Tell us also why these companies were selected. If these are not public companies, tell us how you obtain that information.

Company Response:

The information is gathered by The Philadelphia Business Journal from reports by public companies in the Philadelphia metropolitan area. It is published annually. The selection of companies is the 150 largest public companies in the region. The paper lists the 100 highest paid executives. These criteria were determined solely by the newspaper. The Committee uses this report as a source of information about what other companies are paying its executives with the committee being able to focus on companies with similar earnings and sales.

Mr. H. Roger Schwall

May 8, 2008
Note B — Acquisitions, page F-15
2.	We note your response to prior comment 13 and disagree with your conclusion that it is appropriate to provide disclosure that is contrary to the specific requirements of paragraph 54 of SFAS 141. Please revise your financial statement footnotes accordingly. We note that pro forma information need not be audited. If you believe that an amended filing is not necessary, explain to us why you believe it is not necessary. Include in your response the quantified information required by paragraph 54.

Company Response:

The following disclosure meets the specific requirements of paragraph 54 of SFAS 141.

“The following pro forma information discloses net sales, net earnings and earnings per share for the three years ended September 29, 2007 including the sales and net earnings of Hom/Ade and Radar.

	Pro Forma
	Fiscal year ended
	September 29,	September 30,
	2007	2006
	(52 weeks)	(53 weeks)
		(unaudited)
	(in thousands except per share information)
Net Sales	$581,024	$556,228
Net Earnings	$33,235	$33,404
Earnings per diluted share	$1.75	$1.78
Earnings per basic share	$1.78	$1.81
     Included in net earnings for the fiscal year ended September 29, 2007 is amortization of intangible assets acquired in the Hom/Ade and Radar acquisitions of $1,305,000, net of income tax benefit of $827,000, or $.07/share.
     The impact of the other acquisitions made during the year on net sales, net earnings and earnings per share was not significant.
     These acquisitions were accounted for under the purchase method of accounting, and their operations are included in the accompanying consolidated financial statements from their acquisition dates.”
     The pro forma disclosure for the acquisitions has been removed from the Company’s current Form 10-Q as it no longer provides material or meaningful

Mr. H. Roger Schwall

May 8, 2008
information to the readers of the financial statements because these acquisitions are now fully consolidated in the Company’s consolidated statements of financial position, operations and cash flows. Pro forma disclosures for acquisitions are intended to be made in the period in which an acquisition has taken place and the most recent acquisition information has been removed from the Company’s most recent filing. The Company proposes to correct the application of FAS 141 related to the pro forma disclosures in the period in which its next acquisition takes place and not amend its Form 10-K for the fiscal year ended September 29, 2007.
     We believe the differences between pro forma disclosures as originally reported versus those shown above on an earnings per diluted share basis are not material to the readers of the financial statements as demonstrated below.

	Pro Forma	Pro Forma
	September 29,	September 30,
	2007	2006	Variance
Earnings per diluted share
As originally reported	$1.59	$1.57	$.02
As shown above	1.75	1.78	(.03)
     Please review our responses and contact me if you have any further questions or comments.

Very truly yours,
s/s Dennis G. Moore
Dennis G. Moore
Senior Vice President

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